(1)   Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a dually registered broker-dealer, investment adviser, and municipal advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the west, concentrated along the Pacific Coast and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a)   *Recent Accounting Pronouncements*

For fiscal year ended September 30, 2019, the Company adopted Accounting Standards Updates (ASU) ASU 2014-09, *Revenue from Contracts with Customers*, (ASU 2014-09) and all subsequent amendments to the ASU (collectively, "ASC 606"). ASU 2014-09 was issued in May 2014 and requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to in exchange for those goods or services. ASU 2014-09 was effective for annual periods beginning after December 15, 2017.

The Company has adopted the requirements of ASC 606 in the fiscal year beginning October 1, 2018 using the modified retrospective approach. Results for the fiscal year beginning October 1, 2018 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP.

For fiscal year ended September 30, 2018, the Company did not adopt any new accounting pronouncements that impacted the Company's financial condition.

The FASB has issued ASUs that will be effective for future fiscal years. The Company is continuing to assess the impact of adopting the new pronouncements for future reporting periods. One new ASU that will have a significant impact to the Company's financial statements in future fiscal years is ASU 2016-02, *Leases*, (ASU 2016-02).

ASU 2016-02 was issued in February 2016 and requires organizations that lease assets to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018.

The Company has adopted the requirements of the new leases standard in the fiscal year beginning October 1, 2019 using the modified retrospective approach. As a result of adopting ASU 2016-02, the Company will

have a gross up of approximately $51 million on its statement of financial condition as a result of recognizing a right-of-use asset and a lease liability for the current operating leases.

(b)   *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

(c)   *Securities Lending Activities*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d)   *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(e)   *Securities*

Securities at September 30, 2019 and 2018 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities and mutual funds.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices

for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds, government agency mortgage backed bonds, and United States (U.S.) government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations.

See footnote 5 for further information regarding Securities Owned and Securities Sold, Not Yet Purchased.

(f) Income Taxes

The Company is included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the subsidiary companies filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of September 30, 2018, the Company had ongoing state tax exams. The positions were ultimately settled with the taxing authorities for immaterial amounts. There were no ongoing state tax examinations as of September 30, 2019. As of September 30, 2019 and 2018, the Company has not made any material accruals for uncertain tax positions.

(g) Cash Equivalents

Cash equivalents consist primarily of money market funds which invest in U.S. Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $75,600,000 and $80,500,000 at September 30, 2019 and 2018, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Also included in cash and cash equivalents at September 30, 2019 and 2018 was $5,000 of cash segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(h) *Securities Segregated Under Federal Regulations*

Securities segregated under federal regulations represents qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(i) *Receivables from and Payables to Customers*

Accounts receivable from and payable to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(j) *Equipment and Leasehold Improvements*

Equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from two to 10 years.

(k) *Goodwill and Intangible Assets*

Goodwill represents the excess of consideration paid over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

(l) *Allowance for Doubtful and Impaired Receivables*

The Company provides an allowance for losses on doubtful and impaired notes receivable and customer accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's allowances for estimated losses and impairment on notes receivable and customer accounts totaled $619,367 and $1,094,177 at September 30, 2019 and 2018, respectively.

(m) *Notes Receivable*

Notes receivable consist of loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to 10 years. Repayment is generally made with the employees' bonus compensation.

(n)   ***Stock-Based Compensation***

The Parent's stock incentive plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Parent also provides other share-based awards as part of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements.

Stock-based compensation is accounted for in accordance with ASC 718, *Compensation—Stock Compensation.*

(o)   ***Long-Lived Assets***

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2019 and 2018 as there were no long-lived assets that were considered impaired.

(p)   ***Reclassifications***

Certain reclassifications have been made to the prior year financial statements and disclosures to provide a presentation consistent with the current year. The reclassifications did not impact prior year income.

(2)   Net Capital Requirements

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3.

At September 30, 2019, the Company's net capital of $109,159,987 was 68.49% of aggregate debit items and net capital exceeded the required capital of $3,187,741 by $105,972,246. At September 30, 2018, the Company's net capital of $142,522,473 was 79.83% of aggregate debit items and net capital exceeded the required capital of $3,570,516 by $138,951,957.

(3)   Acquisitions

Wells Nelson & Associates, L.L.C.

On April 1, 2019, the Company's Parent acquired all of the interest of Wells Nelson & Associates, L.L.C. (WN) pursuant to a membership interest purchase agreement. WN was subsequently merged into the Company on September 30, 2019. The acquisition of WN expanded the Company's broker-dealer business in Oklahoma and Texas. Under the terms of the acquisition, WN membership interest holders received cash and shares of Parent's common stock as of the acquisition date.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Assets purchased and liabilities assumed were recorded at their acquisition date fair values based on information available as of the acquisition date. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available.

The total final fair value of consideration paid for WN includes:

Fair Value of Consideration		
Cash	$	1,570,435
Parent's common stock issued (35,874 shares)		1,998,207
Fair value of total consideration transferred	$	3,568,642

Upon the close of the acquisition, a portion of the Parent's common stock issued with a total fair value of $799,283 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of WN's former equity owners to the Company. These shares will be released to WN's former equity owners on April 1, 2021, if any and all pending claims have been resolved.

The fair value of the WN assets acquired and (liabilities assumed), at their adjusted acquisition date fair values, were as follows:

Cash and cash equivalents	$	892,363
Receivables:		
Customers, net		88,500
Brokers, dealers and clearing organizations		299,887
Other		68,395
Notes receivable, net		234,000
Equipment and leasehold improvements		79,505
Intangible assets		2,007,613
Other assets		11,278
Total Assets Acquired		3,681,541
Accrued employee compensation		(65,469)
Other payables and accrued liabilities		(47,430)
Total Liabilities Assumed		(112,899)
Net Assets Acquired at Fair Value	$	3,568,642

The Company recognized an intangible asset of $2,007,613 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years.

Gode Conway Financial Services PLLC

On April 2, 2019, the Company purchased the assets of Gode Conway Financial Services PLLC (Gode Conway) pursuant to an asset purchase agreement. The acquisition of Gode Conway complemented the Company's broker-dealer business in Washington. Under the terms of the acquisition, Gode Conway sellers received $640,500 of cash as of the acquisition date. The assets acquired from Gode Conway included intangible assets such as the business name and customer list.

(4) **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	Receivable	Payable
September 30, 2019:		
Securities failed-to-deliver/receive	$ 10,519,977	2,129,443
Broker Omnibus	28,157,798	—
Unsettled proprietary trades	15,648,803	—
Other	976,317	4,157,951
	$ 55,302,895	$ 6,287,394
September 30, 2018:		
Securities failed-to-deliver/receive	$ 1,958,684	665,121
Broker Omnibus	22,502,218	—
Unsettled proprietary trades	9,438,546	—
Other	5,158,081	2,867,800
	$ 39,057,529	$ 3,532,921

(5)   Securities Owned and Securities Sold, Not Yet Purchased

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See footnote 1(e) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2019 and 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2019:				
Securities owned:				
Equity securities	$ 4,153,957	$ —	$ —	$ 4,153,957
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	9,374,388	—	9,374,388
Debt securities issued by the U.S. Treasury and segregated under Rule 15c3-3	—	4,999,087	—	4,999,087
Debt securities issued by states of the U.S. and political subdivisions of the states	—	22,888,669	1,007,045	23,895,714
Corporate debt securities	—	11,822,316	—	11,822,316
Certificates of deposit	—	36,508,868	—	36,508,868
	$ 4,153,957	$ 85,593,328	$ 1,007,045	90,754,330
Limited partnerships				142,500
Total securities owned				$ 90,896,830
Securities sold, not yet purchased:				
Equity securities	$ 7,889	$ —	$ —	$ 7,889
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	14,523,890	—	14,523,890
Corporate debt securities	—	4,751,005	—	4,751,005
Total securities sold, not yet purchased	$ 7,889	$ 19,274,895	$ —	$ 19,282,784

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2018:				
Securities owned:				
Equity securities	$ 3,028,311	$ —	$ —	$ 3,028,311
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	21,029,035	—	21,029,035
Debt securities issued by the U.S. Treasury and segregated under Rule 15c3-3	—	4,995,898	—	4,995,898
Debt securities issued by states of the U.S. and political subdivisions of the states	—	13,624,314	1,202,207	14,826,521
Corporate debt securities	—	10,281,983	—	10,281,983
Certificates of deposit	—	12,008,456	—	12,008,456
	$ 3,028,311	$ 61,939,686	$ 1,202,207	66,170,204
Limited partnerships				336,710
Total securities owned				$ 66,506,914
Securities sold, not yet purchased:				
Equity securities	$ 4,070	$ —	$ —	$ 4,070
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	22,029,413	—	22,029,413
Corporate debt securities	—	1,009,489	—	1,009,489
Total securities sold, not yet purchased	$ 4,070	$ 23,038,902	$ —	$ 23,042,972

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2019						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,202,207	$ 7,235	$ (141,575)	$ —	$ (60,822)	$ 1,007,045
	$ 1,202,207	$ 7,235	$ (141,575)	$ —	$ (60,822)	$ 1,007,045
2018						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,191,946	$ 1,082,890	$ (1,231,385)	$ —	$ 158,756	$ 1,202,207
Auction rate preferred securities	317,000	—	(425,000)	(29,424)	137,424	—
	$ 1,508,946	$ 1,082,890	$ (1,656,385)	$ (29,424)	$ 296,180	$ 1,202,207

There were no transfers between levels during the years ended September 30, 2019 and 2018.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as Level 3 in the fair value hierarchy as of September 30, 2019 and 2018:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
2019				
Debt securities issued by states of the U.S. and political subdivisions of the states	$1,007,045	Discounted cash flow approach	Repayment terms	1-22 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400,000-$6,100,000
2018				
Debt securities issued by states of the U.S. and political subdivisions of the states	$1,202,207	Discounted cash flow approach	Repayment terms	1-22 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400,000-$6,100,000

The Company's investments in limited partnerships are valued at net asset value as a practical expedient.

(6)   Equipment and Leasehold Improvements

Equipment and leasehold improvements as of September 30, 2019 and 2018 consist of the following:

		2019		2018
Furniture and equipment	$	20,357,254	$	19,471,782
Computer hardware		9,508,557		8,025,748
Software		2,713,063		2,723,427
Leasehold improvements		19,226,450		18,398,284
Construction in progress		1,549,217		1,072,998
Total fixed assets		53,354,541		49,692,239
Less: Accumulated depreciation		(34,529,853)		(32,266,986)
	$	18,824,688	$	17,425,253

(7)   Goodwill and Intangible Assets

As of September 30, 2019 and 2018, the balance of goodwill was $2,395,337. The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2019 and 2018.

In connection with the August 2013 Crowell, Weedon & Co. (CW) merger, the Company recorded an intangible asset of $2,651,473 identifiable with the CW customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the 10 year period.

In connection with the April 2016 SMITH HAYES Companies (SH) acquisition, the Company recorded an intangible asset of $6,288,768 identifiable with the SH customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the SH customer accounts over the 10 year period.

In connection with the April 2019 WN acquisition, the Company recorded an intangible asset of $2,007,613 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years. See footnote 3 for further discussion of this acquisition.

In connection with the April 2019 Gode Conway acquisition, the Company recorded an intangible asset of $640,500 identifiable with the Gode Conway customer base, which is being amortized over the estimated useful life of nine years. See footnote 3 for further discussion of this acquisition.

The balance of these intangible assets was $7,645,447 and $6,024,222, net of accumulated amortization of $3,942,907 and $2,916,019 as of September 30, 2019 and 2018, respectively.

(8)   Loans Payable to Banks

As of September 30, 2019, the Company had two lines of credit secured by certain Company or customer margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines is for $100,000,000 and has a maturity date of February 6, 2020. The second line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under the lines of credit at September 30, 2019 and 2018.

(9)   Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan (ESOP). Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the ESOP consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(10)   Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted, which revised the U.S. corporate income tax system and lowered corporate income tax rates from 35.0% to 21.0%. As a result, the Company's federal statutory tax rate was 24.5% for the fiscal year ended September 30, 2018, which reflected a blended federal statutory rate of 35.0% for the first fiscal quarter and 21.0% for the remaining three fiscal quarters.

During the year ended September 30, 2018, the Company remeasured its deferred tax assets at the lower, federal statutory rate of 21.0%. The Company recorded a one-time, non-cash decrease to its net deferred tax asset and an increase to the income tax provision expense of $6,819,984, for the year ended September 30, 2018. This amount is comprised of the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate from 35.0% to 21.0%.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2019	2018
Deferred tax assets:		
Employee compensation and benefits	$ 16,124,310	$ 13,253,646
Accrued expenses and reserves	2,037,822	2,711,267
Business acquisitions	460,504	523,723
Intangible assets	233,346	229,809
Other	371,218	36,806
Total deferred tax assets	19,227,200	16,755,251
Deferred tax liabilities:		
Equipment and leasehold improvements, net	731,572	650,376
Prepaid expenses	491,522	680,001
Total deferred tax liabilities	1,223,094	1,330,377
Net deferred tax asset	$ 18,004,106	$ 15,424,874

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2019 and 2018, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(11) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Related parties consist of significant shareholders, directors, principal officers, the Parent's retirement savings and profit sharing plan, and the ESOP. Included in accrued employee compensation at September 30, 2019 and 2018, was $7,758,307 and $9,383,903 respectively, due to the retirement savings and profit sharing plan.

Included in related parties receivables and payables are account balances of directors and principal officers. Also included in related parties receivables and payables are funds the Company advances to and receives from the Parent and sister corporations in the normal course of business. These receivables and payables bear interest based on the prime rates and consisted of $320,452 and $375,897 of receivables and $3,536,542 and $3,867,635 of payables at September 30, 2019 and 2018, respectively.

The Parent has a non-revolving line of credit and has pledged two-thirds of the Company's outstanding common stock in connection with its line of credit. The Parent also has an irrevocable standby letter of credit and has pledged 5% of the Company's outstanding common stock in connection with its letter of credit.

The Parent rents its Great Falls, Montana office space from a limited liability company whose members include the Chairman Emeritus and a director of the Parent. The Company rents its Lincoln, Nebraska office space from a partnership whose members include a director of the Parent.

(12) Stock Based Compensation

The share-based awards are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years upon satisfaction of vesting requirements. In addition, the Company awards restricted stock grants of the Parent, in which shares of the Parent are issued, subject to forfeiture if vesting conditions are not satisfied.

As of September 30, 2019, there were 983,171 outstanding share-based awards with a weighted average exercise price of $31.06. As of September 30, 2018, there were 992,037 outstanding share-based awards with a weighted average exercise price of $25.35.

The Parent's stock incentive plan provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options vested or were earned over periods ranging from one to four years.

The fair value of options that vested during the years ended September 30, 2019 and 2018 was $55,750 and $36,400, respectively. There were 1,000 options exercised during the year ended September 30, 2019 and 4,000 options exercised during the year ended September 30, 2018. The weighted average exercise price was $20.03. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. No options were granted during the years ended September 30, 2019 and 2018.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(13) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2019, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily

and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(14) Commitments and Contingencies

In connection with the CW acquisition, 120,681 shares of the Parent's stock with a fair value of $2,496,888 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. As of September 30, 2019 and 2018, 20,000 shares of the Parent's stock remained in escrow. Any of these shares remaining after satisfaction of all outstanding indemnification claims will be released to former CW owners.

In connection with the SH acquisition, cash and shares of the Parent's common stock with a total fair value of $1,256,844 as of the acquisition date were deposited in an escrow account to secure indemnification responsibilities of SH owners to the Parent. During the year ending September 30, 2019, all remaining escrow shares and cash were released to the former SH shareholders. As of September 30, 2018, there were 4,160 shares and $23,588 of cash remaining in escrow.

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms as of September 30, 2019:

	Related Parties	Third Party
2020	$ 1,145,779	$ 13,291,675
2021	1,036,500	12,002,272
2022	1,052,048	10,047,929
2023	1,067,829	7,528,183
2024	1,083,846	6,422,248
Thereafter	4,500,418	7,713,592
	$ 9,886,420	$ 57,005,899

The Company has a partially self-insured plan for eligible employee medical and dental expenses. The Company maintains stop loss insurance for individual claims in excess of $165,000 for the 2019 and 2018 calendar years, and for aggregate claims in excess of $11,557,644 and $11,210,735 at September 30, 2019 and 2018, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or cash flow of the Company.